                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM 6-K

                             Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16 of
                        the Securities Exchange Act of 1934

For the period of May 12, 1999                 Commission File Number:  1-9025

                                 VISTA GOLD CORP.
                               (Name of Registrant)

                                   Suite 3000
                             370 Seventeenth Street
                             Denver, Colorado 80202
                   (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X              Form 40-F
                                 -----                      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                        No   X
                           -----                     -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       VISTA GOLD CORP.


Date: May 12, 1999                              By: /s/ Roger L. Smith
                                                    -------------------------
                                                    Roger L. Smith
                                                    Vice President of Finance
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                                  EXHIBIT INDEX


EXHIBIT     DESCRIPTION OF EXHIBIT
99.1        Press Release dated May 12, 1999, stating Vista and Metallica announce merger discussions.